FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2019

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica – Dividend Payment: June and December	2

TELEFÓNICA, S.A. (“Telefónica” or the “Company”) in compliance with the Securities Market legislation, hereby communicates the following

RELEVANT INFORMATION

Telefónica announces that, the Annual General Shareholders‘ Meeting at its meeting held today, has agreed a dividend distribution in cash charged to Unrestricted Reserves, by means of a payment of a fixed gross amount of 0.40 euros during 2019 payable in two tranches, for each existing Company share and carrying entitlement to this distribution on the following dates:

•	The first payment in cash of a gross amount of 0.20 euros per share will be on June 20, 2019.

•	The second payment in cash of a gross amount of 0.20 euros per share will be on December 19, 2019.

Both payments shall be executed by Banco Bilbao Vizcaya Argentaria, S.A., through the participating entities in Iberclear (Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U.), the Spanish securities registrar, clearing and settlement company.

The relevant dates for each of the dividend payments in the Spanish securities market will be:

	JUNE Dividend	DECEMBER Dividend
The last trading date on which the security is traded with dividend rights (last trading date)	June 17, 2019	December 16, 2019
The date from which the security is traded on the market without dividend rights (ex date)	June 18, 2019	December 17, 2019
Date of determination of the holders to be used for payment of the dividend (record date)	June 19, 2019	December 18, 2019
Date on which the dividend is paid (payment date)	June 20, 2019	December 19, 2019

Madrid, June 7, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	June 7, 2019	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors